Mail Stop 3561

December 13, 2006

Stephen A. Lightstone
Chief Financial Officer
Premium Standard Farms, Inc.
805 Pennsylvania, Suite 200
Kansas City, MO 64105

> **Re:** **Premium Standard Farms, Inc.**
> **Form 10-K for the year ended March 25, 2006**
> **Filed May 31, 2006**
> **Form 10-Q for the quarter ended September 23, 2006**
> **Filed November 2, 2006**
> **File No. 000-51347**

Dear Mr. Lightstone:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief